Filed by Colonial Properties Trust Pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

NAREIT CONFERENCE November 2004

Forward Looking Statements "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, these supplemental financial highlights contain forward-looking statements regarding Company and property performance, and are based on the Company's current expectations and judgment. Actual results could vary materially depending on risks and uncertainties inherent to general and local real estate conditions, competitive factors specific to markets in which the Company operates, legislative or other regulatory decisions, future interest rate levels or capital markets conditions. The Company assumes no liability to update this information. For more details, please refer to the Company's SEC filings, including its most recent Annual Report on Form 10-K and quarterly reports on Form 10-Q.

Table of Contents Overview 3 Review of Existing Portfolio 7 Strategic Initiatives 14 Forward Plan 24 Reconciliation 29

Overview

Overview Colonial Properties Trust (NYSE: CLP) Public company since 1993 Diversified REIT - multifamily, office, retail Recently announced acquisition of Cornerstone Realty Income Trust, Inc. (NYSE: TCR) and a multifamily joint venture with DRA Advisors Announced third quarter results FFO per Share - $0.86 Net Operating Income - $66.3 million FFO Per Share - Diluted Net Operating Income Note: Reconciliation to EPS can be found on page 30. Note: Reconciliation to Net Income can be found on page 31.

Overview Company Characteristics

Overview Shifting Product Mix Toward Multifamily 2004E Net Operating Income 2005E Net Operating Income Geographic Diversification

Review of Existing Portfolio

Review of Existing Portfolio ($ in thousands) NOI Growth Occupancy Base Rent per Unit Note: All charts are based on same-property statistics. Multifamily

Review of Existing Portfolio ($ in thousands) NOI Growth Physical Occupancy Lease Expiration Note: All charts are based on same-property statistics. Office

Review of Existing Portfolio ($ in thousands) NOI Growth Physical Occupancy Lease Expiration Note: All charts are based on same-property statistics. Retail

Review of Existing Portfolio Acquisitions Through third quarter 2004 - $434.3 million Roberts portfolio (multifamily - Atlanta) - $109.2 million Ross Realty portfolio (retail - South Florida) - $127 million Total FY2004 acquisitions - $625.9 million (est. avg. cap rate = 7.7%) Acquisition Activity

Review of Existing Portfolio Dispositions Announced signing of binding agreement to sell Orlando Fashion Square, a 50% joint venture Identified six regional mall assets for sale - currently being marketed by Granite Partners Through third quarter 2004 - $33.4 million Total FY2004 dispositions - $111.7 million (est. avg. cap rate = 7.5%) YTD Disposition Activity

Review of Existing Portfolio Developments Through third quarter 2004 - $93.1 million Retail Colonial Promenade Alabaster - Birmingham, AL Colonial Promenade Turkey Creek (50% interest) - Knoxville, TN Colonial Promenade Craft Farms - Gulf Shores, AL Colonial Promenade Tutwiler Farm - Birmingham, AL Multifamily Colonial Grand at Mallard Creek - Charlotte, NC Colonial Grand at Silverado - Austin, TX Colonial Village at Twin Lakes - Orlando, FL Development Yields Multifamily: 8.0% to 9.0% Office: 10.0% to 11.5% Retail: 10.0% to 12.0% New Development NOI Contribution

Strategic Initiatives

Strategic Initiatives Cornerstone - announced 10/25/04 Colonial Properties to acquire 100% interest - stock for stock merger Multifamily REIT with 87 properties and nearly 23,000 units Virginia, North Carolina, South Carolina, Georgia, Texas DRA JV - announced 10/26/04 Colonial Properties entered into a 20% joint venture interest 16 multifamily properties totaling 4,223 Arizona, New Mexico and Nevada Colonial Properties will manage all properties Sale of six regional malls - announced 9/21/04

Strategic Initiatives Strategic Rationale Efficient Capital Allocation Move to multifamily emphasis at beginning of sector's recovery Joint venture provides: attractive return on investment alternative investment vehicle Geographic Diversification Reduces single state exposure (Alabama) Shifts portfolio to additional high growth primary markets Diversifies NOI Stream Greater Scale Access to capital markets Analyst coverage New opportunities

Strategic Initiatives Cornerstone's Same-Property NOI Performance - 2001 to 2005P Portfolio NOI - down 19% (2001 to 2004) Texas NOI - down 30% (2001 to 2004) Portfolio Same-Property NOI Texas Same-Property NOI Note: Statistics represent the net operating income of those properties that have been owned by Cornerstone since 1/1/01.

Strategic Initiatives Cornerstone's and DRA's markets projected to outperform the national average Source: Woods & Poole Economics, Inc.

Strategic Initiatives Nearly 50% of Cornerstone's assets are in Dallas, Charlotte and Raleigh - markets starting to see signs of recovery Source: Mueller, 2004 (2Q report) Note: The 10 largest multifamily markets make up 50% of the total square footage of multifamily space that we monitor. Thus, the 10 largest multifamily markets are in boldface italics to help distinguish how the weighted national average is affected. +1 indicates the number of positions the market has moved since the previous quarter.

Strategic Initiatives Recovery in the multifamily market evidenced by declining vacancy and growing rental rates Vacancy Rate Annual Rent Growth Source: Axiometrics Inc.

Strategic Initiatives Cornerstone Transaction Highlights Implied price per unit approximately $67,000 Implied premium of 7.2% (as of time of announcement) Based on a 75% common / 25% preferred transaction Implied capitalization rate of 6.3% based on 2005E NOI (including transaction expenses, up-front cap ex, one-time financing fees and severance payments) Implied capitalization rate of 6.7% excluding transaction expenses Estimated G&A savings in excess of $3.0 million Colonial Properties is committed to maintaining its investment grade ratings 2004 pro forma fixed charge coverage ratio of 2.0x Pro forma leverage increases to approximately 51%

Strategic Initiatives Cornerstone Transaction Highlights (continued) Cornerstone Assets Colonial Properties developing a plan for Cornerstone assets - estimate 25% will not remain in portfolio long-term Up-front cap ex ($10 million) and cap ex per unit of $850 in first full year to be focused on assets to be retained by Colonial Properties Integration Plan Employee meetings - week of October 25; addressed 95% of Cornerstone's employees Vantage, a consulting group, retained to work with the management of both companies to implement operating strategy Work on regulatory filings in process Meeting with rating agencies set for early December Tax resolution in process

Strategic Initiatives Sale of six regional malls Estimated proceeds - $325 to $350 million Properties all unencumbered Proceeds to fund acquisitions

Forward Plan

Forward Plan Colonial Properties' in 2005 Fully integrate Cornerstone Complete the sale of the six regional malls currently marketed by Granite Partners Reinvest proceeds in a timely manner Complete development projects on time / within budget for contribution to 2005/2006 operations Pursue both strategic and tactical acquisitions across all three property types

Forward Plan 2005 Guidance FFO per Share: $3.65 to $3.80 (a) Same-Store Net Operating Income Growth Rates Multifamily: CLP: 3.5% to 4.5% TCR: 5.3% Office: -1.5% to 0.0% Retail: 3.0% to 5.0% Additional Income will be generated from land sales and fee management income (a) FFO per Share guidance includes the acquisition of Cornerstone.

Forward Plan Dividend Policy Colonial Properties has increased its dividend every year since its IPO The Company intends on continuing this trend into the future Payout Ratio 87% 74% 77% 69% 67% 68% 72% 74% 77% 82% 85%

Reconciliation

FFO Reconciliation

NOI Reconciliation

Additional Information about the Merger and Where to Find It In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger. Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone's 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial's 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.